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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Cortelco Systems Puerto Rico, Inc.
                       __________________________________
                                (Name of Issuer)



                                  Common Stock
                         ______________________________
                         (Title of Class of Securities)



                                    22051P106
                                 ______________
                                 (CUSIP Number)



                                December 31, 2003
             _______________________________________________________
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

CUSIP NO. 22051P106

________________________________________________________________________________

1.          Name of Reporting Persons

            I.R.S. Identification No(s). of above person(s) (entities only) ChinaVest IV, L.P. Tax ID# 98-0136337
________________________________________________________________________________

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)X
            (b)
________________________________________________________________________________

3.          SEC USE ONLY

________________________________________________________________________________

4.          Citizenship or Place of Organization

            Delaware
________________________________________________________________________________
          Number of            5.    Sole Voting Power

            Shares                   153,808
                               _________________________________________________
         Beneficially          6.    Shared Voting Power

           Owned by                  25,039
                               _________________________________________________
             Each              7.    Sole Dispositive Power

          Reporting                  153,808
                               _________________________________________________
         Person With:          8.    Shared Dispositive Power

                                     25,039
 _______________________________________________________________________________

9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            178,847
________________________________________________________________________________

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

11.         Percent of Class Represented by Amount in Row (9)

            14.9%
________________________________________________________________________________

 12.        Type of Reporting Person (See Instructions)

            PN
________________________________________________________________________________


                               Page 2 of 7 pages

CUSIP NO. 22051P106

________________________________________________________________________________

1.          Name of Reporting Persons

            I.R.S. Identification No(s). of above person(s) (entities only) ChinaVest Partners IV, L.P. Tax ID# 98-0132131
________________________________________________________________________________

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)X
            (b)
________________________________________________________________________________

3.          SEC USE ONLY

________________________________________________________________________________

4.          Citizenship or Place of Organization

            Delaware
________________________________________________________________________________
          Number of            5.    Sole Voting Power

            Shares                   153,808
                               _________________________________________________
         Beneficially          6.    Shared Voting Power

           Owned by                  25,039
                               _________________________________________________
             Each              7.    Sole Dispositive Power

          Reporting                  153,808
                               _________________________________________________
         Person With:          8.    Shared Dispositive Power

                                     25,039
 _______________________________________________________________________________

9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            178,847
________________________________________________________________________________

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

11.         Percent of Class Represented by Amount in Row (9)

            14.9%
________________________________________________________________________________

 12.        Type of Reporting Person (See Instructions)

            PN
________________________________________________________________________________


                               Page 3 of 7 pages

ITEM 1.

            (a)       Name of Issuer
                      Cortelco Systems Puerto Rico, Inc.

            (b) Address of Issuer's Principal Executive Offices 1550 Ponce de Leon Avenue, Suite 10
                      San Juan, Puerto Rico 00926
ITEM 2.

            (a)       Name of Person Filing
                      ChinaVest IV, L.P.
                      ChinaVest Partners IV

            (b)       Address of Principal Business Office or, if none,
                      Residence
                      ChinaVest IV, L.P., c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901
                      ChinaVest Partners IV, c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong

            (c)       Citizenship
                      ChinaVest IV, L.P. - Delaware
                      ChinaVest Partners IV - Delaware

            (d)       Title of Class of Securities
                      Common Stock

            (e)       CUSIP Number
                      22051P106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   [ ]  Broker or Dealer registered under Section 15 of the Act
                       (15 U.S.C. 78o);
            (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);
            (c)   [ ]  Insurance company as defined in section 3(a)19) of the
                       Act (15 U.S.C. 78c);
            (d)   [ ]  Investment  company  registered  under  section 8 of the
                       Investment  Company Act of 1940 (15 U.S.C. 80a-8);
            (e)   [ ]  An investment adviser in accordance with ss.240.13d-1(b)
                       (1)(ii)(E);
            (f)   [ ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
            (g)   [ ]  A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);
            (h)   [ ]  A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)   [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)


                               Page 4 of 7 pages

ITEM 4.     OWNERSHIP


            SEE ROWS 5 THROUGH 11 ON COVER PAGES.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            This Schedule 13G relating to shares of common stock, $.01 par value per share (the "Common Stock"), of Cortelco Systems Puerto Rico, Inc., a Puerto Rican corporation (the "Issuer"), is being filed by ChinaVest IV, L.P., a Delaware limited partnership and ChainVest Partners IV, a Delaware general partnership. ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the legal owner of 153,808 shares of Common Stock of Issuer. ChinaVest IV, L.P. is one of three affiliated venture capital funds that invest and divest side-by-side in all portfolio investments. ChinaVest Partners IV is also the general partner of one such other fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture fund, ChinaVest IV-B, L.P., a Bermuda limited partnership. ChinaVest Partners IV is filing this Schedule by reason of its power to vote and dispose of the shares of the Issuer legally and beneficially owned by ChinaVest IV, L.P. ChinaVest IV, L.P. is filing this Schedule by reason of its ownership of 153,808 shares of the Issuer's Common Stock, or 12.8% of its outstanding securities. ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. own 1.47% (17,706 shares) and 0.60% (7,333 shares), respectively, of the Issuer's outstanding Common Stock. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., because the three ChinaVest IV Funds traditionally invest and divest side-by-side in portfolio investments, and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the shares of the Issuer legally owned by ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. are reported in this Schedule 13G as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

            ChinaVest IV, L.P. has sole voting and dispositive power of 153,808 shares of Issuer received pursuant to a distribution of the shares of Issuer by Issuer's former sole stockholder, eOn Communications Corporation ("eOn") in 2003. ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P., as stockholders of eOn, received 17,706 and 7,333 shares, respectively, of the Issuer from eOn. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., because the three ChinaVest IV funds traditionally invest and divest side-by-side in portfolio investments, and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the shares of the Issuer legally owned by ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. are reported in this Schedule as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP

            N/A

ITEM 10.    CERTIFICATION

            (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):


                               Page 5 of 7 pages

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   [SIGNATURE]


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   January 14, 2004
                                   ____________________________________
                                                     Date


                                   /s/ EDWARD COLLINS
                                   ____________________________________
                                                  Signature


                                   Edward Collins, General Partner
                                   ____________________________________
                                                  Name/Title


                               Page 6 of 7 pages

                            AGREEMENT RELATIVE TO THE
                             FILING OF SCHEDULE 13G


THIS AGREEMENT, made as of the 12th day of February, 2001, by and between ChinaVest IV, L.P., a Delaware limited partnership ("CV4LP") and ChinaVest Partners IV, a Delaware general partnership, the general partner of CV4LP ("CVP");

WITNESSETH:

WHEREAS,   CV4LP   and  CVP  are  both   persons   required,   pursuant   to  17
C.F.R.240.13d-1,  to file a statement  containing  the  information  required by
Schedule 13G with respect to the following Issuer:

Cortelco Systems Puerto Rico, Inc.     Cusip No. 22051P106

WHEREAS, CV4LP and CVP are each individually eligible to use Schedule 13G; and

WHEREAS,  CV4LP  and CVP are each  responsible  for the  timely  filing  of said
Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to CV4LP and CVP so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

WHEREAS, CV4LP and CVP desire to file the Schedule 13G attached hereto on behalf of each of them.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by CVP in its individual capacity and in its capacity as general partner of CV4LP, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement relative to the Filing of Schedule 13G as of the day, month and year first above written.



/s/ EDWARD B. COLLINS
_____________________
By: Edward B. Collins,  general partner of ChinaVest  Partners IV, for ChinaVest
    Partners IV and as general partner on behalf of ChinaVest IV, L.P.


                               Page 7 of 7 pages